SEC FILE NUMBER 333-48225

CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NBC ACQUISITION CORP.

Full Name of Registrant

Former Name if Applicable

4700 South 19th Street

Address of Principal Executive Office (Street and Number)

Lincoln, Nebraska 68501-0529

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On June 27, 2011, as previously disclosed, NBC Acquisition Corp., a Delaware corporation (the “Company”), Nebraska Book Company, Inc., a wholly-owned subsidiary of the Company (“Nebraska Book”), and the subsidiaries of Nebraska Book (collectively, the “Debtors”) filed voluntary petitions in the Bankruptcy Court seeking reorganization relief under the provisions of Chapter 11 of the Bankruptcy Code (Consolidated Case No. 11-12005 (collectively, the “Cases”). The Cases have been assigned to the Honorable Peter J. Walsh and are being jointly administered. The Debtors continue to operate their business as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

As a result of the pendency of the Cases, the Company has been required to devote a substantial portion of its personnel and administrative resources, including the personnel and resources of its accounting and financial reporting organization, to matters relating to the Cases. This has resulted in a delay in the Company’s completion of its Quarterly Report on Form 10-Q for its quarter ended September 30, 2011.

The Company expects to file its Form 10-Q with the Securities and Exchange Commission within the time period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of the person to contact in regard to this notification

Ms. Amanda L. Towne 402-421-0562

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒*

*NOTE: The Company is a voluntary filer of reports required to be filed by certain companies under Sections 13 or 15(d) of the Securities Exchange Act of 1934 and has filed all reports that would have been required to be filed by the Company during the preceding 12 months had it been subject to such filing requirements.

(3)	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the Company’s unaudited, preliminary results, the Company’s results of operations for the quarter ended September 30, 2011 have changed significantly as compared with the quarter ended September 30, 2010.

•

Consolidated revenues for the quarter ended September 30, 2011 decreased $36.6 million, or 13.4%, from the quarter ended September 30, 2010, primarily due to a decrease in revenues in the Bookstore Division, which was primarily due to a decrease in same-store sales and to closed stores, which was partially offset by additional revenue from new bookstores, and

•

Gross profit for the quarter ended September 30, 2011 decreased $12.1 million, or 11.8%, to $90.6 million from $102.7 million for the quarter ended September 30, 2010, primarily attributable to a decrease in the Bookstore Division gross profit as a result of the aforementioned decrease in revenues.

Based on the Company’s unaudited, preliminary results, the Company expects during the quarter ended September 30, 2011 to recognize a $121.8 million non-cash goodwill impairment charge. The impairment is primarily due to underperformance of certain retail businesses. No impairment charge was recorded for the quarter ended September 30, 2010.

The financial results and financial position for the quarter ended September 30, 2011 described above are unaudited and subject to change based on the completion of the preparation of the Form 10-Q.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” made by the Company within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the Company’s ability to file its Form 10-Q with the Securities and Exchange Commission within the time period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934 and the extent of any change in the Company’s results of operations as compared to the prior quarter. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various factors, risks and uncertainties that could cause the Company’s actual results to differ materially from those expressed in these forward-looking statements, including, but not limited to,

•

the Chapter 11 proceedings may require that the Company continue to devote a substantial portion of its personnel and administrative resources, including the personnel and resources of its accounting and financial reporting organization, to matters relating to the Cases; and

•	the completion of the Form 10-Q.

Caution should be taken not to place undue reliance on the Company’s forward-looking statements, which represent the Company’s view only as of the date of this Form 12b-25, and which we assume no obligation to update.

NBC ACQUISITION CORP.

(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2011	By:	/s/ Amanda L. Towne
		Name:	Amanda L. Towne
		Title:	Chief Accounting Officer (principal accounting officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).